141 Needham Street

Newton, Massachusetts 02464

May 23, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4561

Attn: Kathleen Collins, Accounting Branch Chief

Re:	TripAdvisor, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 15, 2013

File No. 001-35362

Dear Ms. Collins:

In connection with Goodwin Procter LLP’s comment response letter, dated May 13, 2013 (the “Response Letter”), filed on behalf of TripAdvisor, Inc. (the “Company”) with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as correspondence on Edgar, and the Company’s Annual Report on Form 10-K filed with the Commission on Edgar on February 15, 2013 (File No. 001-35362) (the “Form 10-K”, and together with the Response Letter, the “Filing”), in response to the Staff’s letter to the Company dated April 16, 2013, we are hereby acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.

Sincerely,

/s/ Seth Kalvert
Seth Kalvert Senior Vice President, General Counsel and Secretary

cc:	Michael J. Minahan, Goodwin Procter LLP